
03051396

IES AND EXCHANGE COMMISSION
ASHINGTON, D.C. 20549

VF 2-28-03

ANNUAL AUDITED R
FORM X-17A-5
PART III

FACING PAGE
n Required of Brokers and Dealers
... the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

8-2612

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wachovia Securities, Inc. 8-37180

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

301 South College Street, 8th Floor
(No. and Street)

Charlotte	NC	28288-0602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Maxwell (704) 715-5320
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

2300 Three Wachovia Center	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2003
WASH. D.C.
165
SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 0 2003

OATH OR AFFIRMATION

I, Scott L. Ilario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that ~~of a~~ customer.

Scott Ilario

Name Scott Ilario
Title President

Steven W. Brown
Notary Public

My Commission Expires 12/28/05

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [X] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG

WACHOVIA SECURITIES, INC.
(A subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)



401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Securities, Inc.:

We have audited the accompanying statement of financial condition of Wachovia Securities, Inc. (the Company), a subsidiary of Wachovia Corporation, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003



WACHOVIA SECURITIES, INC.
(A Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2002

(In thousands, except share data)

Assets

Cash	$	3,498
Securities purchased under agreements to resell		7,183,847
Securities owned, at market value ($5,918,500 pledged as collateral)		6,303,192
Receivable from broker-dealers and clearing organizations		2,846,199
Receivable from customers		6,886
Net deferred income tax asset		65,712
Accrued interest receivable		46,432
Property, equipment, and leasehold improvements, net		68,712
Goodwill, net		190,097
Other assets		592,528
Total assets		17,307,103

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase		10,393,514
Securities sold, not yet purchased, at market value		2,609,906
Payable to broker-dealers and clearing organizations		1,368,613
Payable to banks		83,055
Payable to customers		11,080
Accrued interest payable		31,213
Other liabilities		588,045
Total liabilities		15,085,426
Subordinated borrowings		543,500
Stockholder's equity:		1,678,177
Total liabilities and stockholder's equity	$	17,307,103

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

On June 15, 2002 Wachovia Securities, Inc. merged into First Union Securities, Inc. and the combined entity changed its name to Wachovia Securities, Inc. (the "Company"). This merger was accounted for as a combination of entities under common control.

Wachovia Securities, Inc. is a wholly owned subsidiary of Everen Securities Holdings, Inc. (Everen Holdings), which is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wachovia Corporation (the Holding Company). The Holding Company was formerly known as First Union Corporation. On September 1, 2001, First Union Corporation merged with Wachovia Corporation and changed its name to Wachovia Corporation. The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

In connection with the Company's merger with Wachovia Securities, Inc. on June 15, 2002, the Holding Company allocated goodwill of $116,127,000 to the Company, which is reflected on the statement of financial condition.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and the Chicago Mercantile Exchange. The Company is also a futures commission merchant subject to regulation under the Commodity Exchange Act. The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears its retail brokerage customers' transactions through First Clearing Corporation (FCC) on a fully-disclosed basis. FCC is a wholly owned subsidiary of the Holding Company. The Company self clears its institutional and proprietary transactions.

(b) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. Securities purchased under agreements to resell of $62,974,000 have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(c) *Securities Transactions*

Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, not yet purchased are carried at market value on a trade date basis.

(d) *Securities Lending Activity*

Securities borrowed and securities loaned are generally reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned are recorded at the amount of collateral received. The Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(e) *Futures, Forwards, Option Contracts, and Other Financial Instruments*

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses.

(f) *Benefit Plans*

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The Holding Company allocates expense to the Company for the defined benefit pension plan, matching savings plan, and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Holding Company's retirement and postretirement plan calculations and is therefore not available.

(Continued)

(g) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return of the Holding Company. Current federal income tax expense is calculated at statutory rates and paid to the Holding Company. The Company also files separate company state income tax returns as well as being included as part of state combined, consolidated, and unitary tax returns along with other subsidiaries of the Holding Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Also under SFAS 141, identified assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

Under the provisions of SFAS 142, goodwill and identified intangible assets with indefinite useful lives are not subject to amortization but are subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company adopted the provisions of SFAS 141 and 142 on January 1, 2002 and ceased amortizing existing goodwill at that time.

Under SFAS 142 all goodwill and identified intangible assets with an indefinite useful life must be tested for impairment as of January 1, 2002, and annually thereafter. The Company's impairment evaluations as of January 1, 2002 and for the year ended December 31, 2002, indicated that none of the Company's goodwill is impaired.

(i) Other

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short-term nature.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(2) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying financial statements. At December 31, 2002, $133,000 of customer receivables was unsecured.

(3) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2002 (in thousands):

Receivable from broker-dealers and clearing organizations:		
Securities failed to deliver	$	124,023
Deposits paid for securities borrowed		2,593,254
Other		128,922
	$	2,846,199

Payable to broker-dealers and clearing organizations:		
Securities failed to receive	$	175,278
Deposits received for securities loaned		1,075,183
Unsettled regular way transactions, net		20,084
Other		98,068
	$	1,368,613

(Continued)

WACHOVIA SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

(4) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned and securities sold, not yet purchased consist of trading securities at market value, as follows:

		Securities owned	Securities sold, not yet purchased
		(In thousands)	
Bankers' acceptances, commercial paper, and certificates of deposit	$	6,385	8,165
U.S. Government and agency obligations		1,783,156	923,796
State and municipal government obligations		70,989	1,180
Corporate obligations		1,958,541	787,336
Collateralized mortgage obligations and asset-backed securities		2,148,205	119,791
Equity securities		220,649	609,984
Other		115,267	159,654
Total	$	6,303,192	2,609,906

U.S. government and agency obligations with a market value of $225,680,000 at December 31, 2002, have been pledged to secure margin requirements with respect to futures and options transactions, and $254,693,000 have been pledged to clearing corporations. Securities owned at December 31, 2002, included debt securities issued by the Holding Company with a market value of $17,968,000.

(5) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased with agreements to resell transactions. At December 31, 2002 the fair value of this collateral was $9,891,328,000 all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with agreements to repurchase transactions and settlements related to securities sold short, not yet purchased.

(Continued)

(6) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2002 (in thousands):

Furniture and equipment	$	69,591
Communications and computer equipment		102,024
Property and leasehold improvements		56,380
		227,995
Less accumulated depreciation and amortization		159,283
	$	68,712

(7) Payable to Banks

In the normal course of business, the Company borrows funds to finance securities owned and securities not yet delivered. At December 31, 2002, the Company had available $600,000,000 in secured and unsecured lines of credit with various unaffiliated banks and $500,000,000 with an affiliated bank. Of these amounts, $83,055,000 was outstanding with unaffiliated banks and none was outstanding with the affiliated bank at December 31, 2002. One of the Company's lines of credit of $300,000,000 is committed and secured. This line, of which none was outstanding at December 31, 2002, requires the maintenance of certain covenants, primarily that net capital is at least $120,000,000 in excess of required net capital under SEC Rule 15c3-1, total capital is at least $1,100,000,000 plus 50% of cumulative positive net income earned for each fiscal quarter end after June 30, 2002, and the ratio of net capital to aggregate debit items is not less than 6%. At December 31, 2002, the Company was in compliance with the covenants.

(Continued)

(8) Subordinated Borrowings

At December 31, 2002, the Company was indebted to the following (in thousands):

Holding company:		
Subordinated note due January 31, 2008; variable rate of 1.77% at December 31, 2002	$	100,000
Subordinated note due January 31, 2008; variable rate of 1.77% at December 31, 2002		97,500
Subordinated note due March 22, 2011; variable rate of 2.55% at December 31, 2002		86,000
Revolving subordinated note facility of $200,000 due January 31, 2008; variable rate of 1.77% at December 31, 2002		200,000
Everen:		
Revolving subordinated note facility of $50,000 due June 30, 2007; variable rate of 2.00% at December 31, 2002		50,000
Unaffiliated lender:		
Subordinated note due January 26, 2004; 7.18% fixed rate		10,000
	$	543,500

The $10,000,000 fixed rate subordinated note is payable in two equal annual installments beginning January 26, 2003.

All subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that the fair value of the subordinated notes at December 31, 2002, approximate their carrying value.

(Continued)

(9) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) at December 31, 2002, are as follows (in thousands):

Accrued expenses, deductible when paid	$	28,940
Deferred compensation		61,572
Post retirement medical		11,366
Other		7,349
Deferred income tax assets		109,227
Prepaid pension		(32,585)
Other		(10,930)
Deferred income tax liabilities		(43,514)
Net deferred income tax asset	$	65,712

The realization of the net deferred income tax asset may be based on utilization of carrybacks to prior taxable periods, the anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred income tax assets resulting from the scheduling of temporary differences.

The Internal Revenue Service (the IRS) is currently examining the Holding Company's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of the Holding Company's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management any such liability will not have a material impact on the Company's financial position or results from operations.

At December 31, 2002, the Company had income taxes receivable of $8,402,000, which is included in other assets.

(10) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. These transactions are executed under terms which management believes approximates the fair value of such services.

(Continued)

(a) *Securities Purchased Under Agreements to Resell*

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $1,396,337,000 is outstanding at December 31, 2002. The agreements are due on demand. Included in accrued interest receivable at December 31, 2002, is $151,000, due from affiliates.

(b) *Securities Sold Under Agreements to Repurchase*

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $1,311,417,000 is outstanding at December 31, 2002. The agreements are due on demand. Included in accrued interest payable at December 31, 2002, is $75,000, due to affiliates.

(c) *Services Provided by Affiliates to the Company*

The Company is charged management fees by various affiliates to cover operations, administrative and other services.

(d) *Services Provided by the Company to Affiliates*

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $57,696,000 of receivables in other assets at December 31, 2002, is related to transactions with affiliates.

(e) *Swap Transactions*

The Company has entered into interest rate, total return, and credit default swap transactions with Wachovia Bank, N.A. to hedge securities owned. At December 31, 2002, the notional value of these swaps was $1,109,276,000, $4,536,000, and $707,000,000, respectively. The estimated fair value at December 31, 2002, is $28,208,000, which is included in other liabilities in the statement of financial condition.

(f) *Clearing Services*

The Company has entered into a fully disclosed clearing agreement with FCC to clear its retail securities transactions. At December 31, 2002, receivables from broker dealers and clearing organizations includes $31,303,000 due from FCC in connection with the fully disclosed clearing arrangement.

(g) *Fails to Deliver and Fails to Receive*

The Company entered into securities transactions with Wachovia Bank, N.A., an affiliate registered as a Government Securities Dealer. At December 31, 2002, fails to deliver of $62,650,000 and fails to receive of $1,253,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(Continued)

(11) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2002.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or changes in interest rates. The fair value of derivative financial instruments represents the estimated unrealized gain (asset) or loss (liability) and is recorded in other assets or other liabilities in the statement of financial condition. The Company does not currently anticipate any material losses as a result of these transactions. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. As of December 31, 2002, derivative financial instruments and their related fair values are as follows:

	Estimated fair value asset (liability)	Contract or notional amount
	(In thousands)	
Forward and futures contracts	$ (2,713)	(924,505)
Swaps	(28,208)	(417,740)
Purchased options	115,267	2,444,607
Written options	(159,655)	1,082,771

(Continued)

Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002, and were subsequently settled had no material impact on the Company's financial condition or results of operations.

During the year ended December 31, 2002, the Company securitized approximately $8,036,620,000 of debt securities. The Company did not retain any interests in the securitization, and has no continuing involvement with the securitized assets.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCC for losses that FCC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

(Continued)

The Company leases office space primarily related to its branch network and offices under operating leases expiring at various dates through 2017. Minimum future rental payments required under such leases, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2002 are as follows:

	Operating leases
	(In thousands)
Years ending December 31:	
2003	$ 66,914
2004	57,949
2005	46,747
2006	38,826
2007	27,517
After 2007	59,655

Minimum future rental commitments do not include operating leases entered into by the Holding Company for which the Company shares rent expense. The Holding Company allocates rent expense to the Company for its share of rent expense incurred under these operating leases.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2002, related to these indemnifications.

(12) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. At December 31, 2002, the Company had net capital of $576,828,000, which was 4,134.55% of aggregate debit balances and $575,828,000 in excess of required net capital.

(Continued)

(13) Subsequent Event

On February 19, 2003, the Holding Company announced that the Holding Company and Prudential Financial, Inc. (Prudential) will combine their retail securities brokerage and clearing operations to form a new firm, which will be headquartered in Richmond, Virginia. The Holding Company and Prudential will own 62% and 38%, respectively, of the new firm, which will be a holding company for the retail brokerage and clearing businesses that will be contributed by the Holding Company and Prudential. Accordingly, in connection with this transaction a reorganization of the Company's businesses is contemplated such that the Company's retail securities and clearing business will be included in this new firm and the Company's institutional and investment banking businesses will be retained by the Company in a separate entity. This combination is expected to close in the third quarter of 2003.